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08032749

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 AND ENDING 09/30/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Nestlerode & Loy, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 West Irvin Avenue
(No. and Street)

State College **PA** **16801**
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judy L. Loy 814-238-6249
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Klein & Rizzo, Inc.
(Name – if individual, state last, first, middle name)

1418 East Third Street **Williamsport** **PA** **17701**
(Address) (City) (State) (Zip Code)

PROCESSED
DEC 10 2008
THOMSON REUTERS

SEC
Mail Processing
Section
NOV 26 2008
Washington, DC
100

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Judy L. Loy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nestlerode & Co., Inc. dba Nestlerode & Loy, Inc., as of ____________, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
KELLY A WALKER
Notary Public
STATE COLLEGE BOROUGH, CENTRE COUNTY
My Commission Expires Dec 23, 2010

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NESTLERODE & LOY, INC.

FINANCIAL STATEMENTS WITH
SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED SEPTEMBER 30, 2008

NESTLERODE & LOY, INC.

FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION
YEAR ENDED SEPTEMBER 30, 2008

TABLE OF CONTENTS

KLEIN & RIZZO Inc.
• Certified Public Accountants •

American Institute of
Certified Public Accountants

Pennsylvania Institute of
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

November 21, 2008

Nestlerode & Loy, Inc.
430 W. Irvin Avenue
State College, PA 16804

We have audited the accompanying balance sheet of Nestlerode & Loy, Inc. as of September 30, 2008, and the related statements of operations, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nestlerode & Loy, Inc. as of September 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules A, B, and C is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplementary information contained in Schedules A and B is required under Rules 15c3-1 and 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Klein and Rizzo, Inc.

Klein and Rizzo, Inc.
Certified Public Accountants

1418 EAST THIRD STREET • WILLIAMSPORT PA 17701 • TELEPHONE 570-326-2668 • FAX 570-323-3767

NESTLERODE & LOY, INC.
BALANCE SHEET
SEPTEMBER 30, 2008

ASSETS

Current Assets	
Cash	$ 291,859
Accounts receivable- brokers and dealers	18,596
Accounts receivable - 12b-1	6,781
Employee advances	268
Prepaid expenses	16,580
Total Current Assets	334,084
Fixed Assets	
Furniture and equipment	295,184
Leasehold improvements	44,763
	339,947
Less: Accumulated depreciation and amortization	(309,114)
Total Fixed Assets, Net	30,833
Total Assets	$ 364,917

See accompanying notes to financial statements and independent auditors' report.

NESTLERODE & LOY, INC.
BALANCE SHEET
SEPTEMBER 30, 2008

LIABILITIES AND EQUITY

Current Liabilities	
Accounts payable - trade	$ 3,071
Accounts payable - RBC	1,385
Accounts payable - 12b-1	3,390
Accrued salaries and wages	45,548
Accrued and withheld payroll taxes	1,970
Total Current Liabilities	55,364
Stockholders' Equity	
Preferred stock	20,000
Common stock	24,200
Less: Treasury stock at cost	(11,092)
	33,108
Retained Earnings	276,445
Total Stockholders' Equity	309,553
Total Liabilities and Stockholders' Equity	$ 364,917

See accompanying notes to financial statements and independent auditors' report.

NESTLERODE & LOY, INC.
STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

Retained Earnings, Beginning	$ 237,819
Net Income For The Year	38,626
Retained Earnings, Ending	$ 276,445

See accompanying notes to financial statements and independent auditors' report.

NESTLERODE & LOY, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

Revenue	
Commissions	$ 533,541
Service fees and other income	501,735
Total Revenue	1,035,276
Operating Expenses	985,489
Income From Operations	49,787
Other Income (Expense)	
Interest Income	3,017
Total Other Income (Expense)	3,017
Income Before Provision for Income Taxes	52,804
Provision for Income Taxes	
Federal income tax	8,141
State income tax	6,037
Total Provision for Income Taxes	14,178
Net Income	$ 38,626

See accompanying notes to financial statements and independent auditors' report.

NESTLERODE & LOY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

Cash Flows From Operating Activities:	
Net income	$ 38,626
Adjustments to reconcile net income to cash used for operating activities:	
Depreciation	6,237
Amortization	1,245
Deferred income taxes	4,547
(Increase) decrease in:	
Accounts receivable	13,234
Employee advances	(268)
Prepaid expenses	(1,320)
Increase (decrease) in:	
Accounts payable	(1,478)
Accrued expenses	207
Total Cash Flows Provided By Operating Activities	61,030
Cash Flows From Investing Activities:	
Purchase of fixed assets	(5,057)
Net Increase in Cash	55,973
Cash at Beginning of Year	235,886
Cash at End of Year	$ 291,859
Supplemental Disclosure of Cash Flow Information	
Income Taxes Paid	$ 12,000

See accompanying notes to financial statements and independent auditors' report.

NESTLERODE & LOY, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

Note 1 - Significant Accounting Policies

Operation

Nestlerode & Loy, Inc. (formerly Nestlerode & Company, Inc.) was incorporated on September 17, 1965, for the purpose of providing brokerage and investment advisory services. The Company maintains an office in State College, PA.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles may require the use of estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash Equivalents

For purposes of the statement of cash flows, the company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at September 30, 2008.

Allowance For Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for bad debts is required.

Depreciation and Amortization

Fixed assets are recorded at cost. Furniture and equipment are depreciated using accelerated methods over 5 and 7 years. Leasehold improvements are depreciated using the straight line method over 31.5 and 39 years. Computer software costs are depreciated using the straight line method over 3 years. Depreciation expenses totaled $6,237 and amortization expenses totaled $1,245 for the year ended September 30, 2008.

Income Taxes

The Company uses an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital. A computation of net capital under Rule 15c3-1 is included as Schedule A of this report.

Note 3 - Customer Accounts Fully Disclosed

The Company does not hold any customer securities. All such accounts are carried at RBC Dain Correspondent Services, Minneapolis, Minnesota. Therefore, the Company claims exemption from the reporting requirements of Rule 15c3-3.

Note 4 - Liabilities Subordinated to Claims of General Creditors

There are no liabilities subordinated to claims of general creditors.

Note 5 - Details of stockholders' equity at September 30, 2008 is as follows:

	Preferred Stock	Common Stock	Treasury Stock
Value	$ 20,000	$ 24,200	$ 11,092
Par Value	None	None	
Shares Authorized	5,000,000	5,000,000	
Shares Issued	3,620,000	2,466,000	
Shares Outstanding	2,420,000	2,420,000	
Treasury Stock Shares	1,200,000	46,000	1,246,000

The common stock is the voting stock of Nestlerode & Loy, Inc. The preferred stock has no voting rights and is not entitled to participate in the management of Nestlerode & Loy, Inc. There was no activity involving the shares authorized, issued or outstanding during the year ended September 30, 2008.

Note 6 - Pension Plan

Effective January 1, 1997, the Company established a SIMPLE pension plan under section 408(p) of the Internal Revenue Code for the benefit of eligible employees. Eligibility is limited to employees who are reasonably expected to receive $5,000 in compensation for the calendar year. The Company may contribute amounts as determined by the Board of Directors, which is currently a matching contribution up to a limit of 3% of the employee's compensation. Company contributions totaled $13,539 for the year ended September 30, 2008.

Note 7 - Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense was $37,314 for the year ended September 30, 2008.

Note 8 - Income Taxes

Income tax expense (benefit) for the year ended September 30, 2008 consisted of the following:

	Current	Deferred	Total
Federal	$ 8,141	$ -	$ 8,141
State	1,490	4,547	6,037
	$ 9,631	$ 4,547	$ 14,178

Note 9 - Related Party Transactions

The company leases office space under a month-to-month lease from West Irvin Associates, a related party. Lease payments were $3,000 per month for the year ended September 30, 2008. The total lease payments to West Irvin Associates for the year ended September 30, 2008 were $36,000.

SUPPLEMENTARY INFORMATION

Schedule A

NESTLERODE & LOY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
SEPTEMBER 30, 2008

Net Capital	
Total stockholders' equity	$ 309,553
Deduct stockholders' equity not allowable for net capital computation	-
Total stockholders' equity allowable for net capital computation	309,553
Deductions	
Petty cash	51
2% haircut on money market funds	1,940
Non-trade and adjustment income	3,855
Non-security related debit balances due 12b-1 fees (net of related accounts payable)	3,390
Employee advances	268
Prepaid expenses	16,580
Fixed assets (net of accumulated depreciation and amortization)	30,833
Deferred tax benefit	-
Total deductions	56,917
Adjusted Net Capital	$ 252,636
Aggregate Indebtedness	
Accounts payable	$ 7,846
Accrued salaries and wages	45,548
Accrued and withheld payroll taxes	1,970
Accrued corporate taxes	-
Total Aggregate Indebtedness	$ 55,364
Computation of Basic Net Capital	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 3,691
Minimum dollar net capital required	$ 50,000
Adjusted Net Capital	$ 252,636
Minimum Net Capital Required (Greater of Above)	50,000
Excess Net Capital	$ 202,636

See accompanying notes to financial statements and independent auditors' report.

Schedule A
(Continued)

NESTLERODE & LOY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
SEPTEMBER 30, 2008

Reconciliation With Company's Computation

Net Capital as Reported in Company's Part II (Unaudited) Focus Report	$ 252,636
Adjusted Net Capital Per This Audit Report	$ 252,636

See accompanying notes to financial statements and independent auditors' report.

KLEIN & RIZZO Inc.
• Certified Public Accountants •

American Institute of
Certified Public Accountants

Pennsylvania Institute of
Certified Public Accountants

Schedule B

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

November 21, 2008

Nestlerode & Loy, Inc.
430 W. Irvin Avenue
State College, PA 16804

We have examined the financial statements of Nestlerode & Loy, Inc. for the year ended September 30, 2008 and have issued our report thereon dated November 21, 2008. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control, which includes the procedures for safeguarding securities to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's objectives under SEC rule 17A-5. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Nestlerode & Loy, Inc., taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Respectfully submitted,

Klein and Rizzo Inc.

Klein and Rizzo, Inc.
Certified Public Accountants

1418 EAST THIRD STREET • WILLIAMSPORT PA 17701 • TELEPHONE 570-326-2668 • FAX 570-323-3767

Schedule C

NESTLERODE & LOY, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED SEPTEMBER 30, 2008

Commissions	$ 335,620
Wages	163,992
Insurance	47,544
Taxes	33,903
Pension contributions	13,539
Trading expense	71,770
Contracted services	44,435
Licenses and fees	6,238
Research	5,536
Dues and subscriptions	14,942
Office expense	48,618
Supplies	8,634
Postage	7,917
Training and seminars	10,998
Professional fees	16,806
Advertising	37,314
Rent	36,000
Maintenance	12,536
Telephone	37,945
Utilities	7,310
Travel and entertainment	12,810
Contributions	3,600
Depreciation	6,237
Amortization	1,245
Total Operating Expense	$ 985,489

END